CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2005
Earnings from continuing operations	$ 20,699		$ 30,273		$ 71,768
Income taxes	12,548		18,543		40,957
Earnings from continuing operations before income taxes	$ 33,247		$ 48,816		$ 112,725
Fixed charges:
Interest, long-term debt	$ 8,807		$ 19,541		$ 41,107
Interest, other (including interest on short-term debt)	1,334		2,094		3,415
Amortization of debt expense, premium, net	789		1,414		2,964
Portion of rentals representative of an interest factor	110		153		296
Total fixed charges	$ 11,040		$ 23,202		$ 47,782
Earnings from continuing operations before income taxes	$ 33,247		$ 48,816		$ 112,725
Plus: total fixed charges from above	11,040		23,202		47,782
Plus: amortization of capitalized interest	102		204		407
Earnings from continuing operations before income taxes and fixed charges	$ 44,389		$ 72,222		$ 160,914
Ratio of earnings to fixed charges	4.02	x	3.11	x	3.37	x
Total fixed charges from above	11,040		23,202		47,782
Preferred stock dividends	470		982		1,987
Total fixed charges and preferred stock dividends	11,510		24,184		49,769
Ratio of earnings to combined fixed charges and preferred stock dividends	3.86	x	2.99	x	3.23	x